 **Tabcorp**

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

31 March 2005

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b)
       Exemption
       <u>File No. 82-3841</u>

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited
("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities
Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated
in the upper right hand corner of each unbound page and the first page of each
bound document furnished herewith. In accordance with paragraphs (b) (4) and
(b) (5) of the rule, the documents furnished herewith are being furnished with the
understanding that such documents will not be deemed "filed" with the
Securities and Exchange Commission or otherwise subject to the liabilities of
Section 18 of the Exchange Act, and that neither this letter nor the furnishing of
such documents shall constitute an admission for any purpose that Tabcorp is
subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect)
the undersigned at +61 3 9868 2112.

Yours truly,

Kerry Willcock
Executive General Manager – Corporate and Legal

Enc.



Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

31 March 2005

To: Australian Stock Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

NOTICE OF CEASING TO BE A SUBSTANTIAL SHAREHOLDER

As required under Listing Rule 3.19, the Company gives notice that it has become aware that Commonwealth Bank of Australia ceased being a substantial shareholder in Tabcorp Holdings Limited on 24 March 2005.

Section 4.3.20 of the Victorian Gambling Regulation Act prohibits an individual from having a voting power of more than 10% in Tabcorp Holdings Limited. Similar restrictions are contained in the Company's Constitution and certain agreements entered into with the New South Wales Casino Control Authority as well as the Queensland Office of Gaming Regulation. The Company may refuse to register any transfer of shares which would contravene these shareholding restrictions or require divestiture of the shares that cause an individual to exceed the shareholding restrictions.